SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

2Q10  Earnings Release Schedule

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, announces its 2Q10 Earnings Release Schedule.

2Q10 Earnings Release

August 9, 2010 (after market closing).

The release will be available on our website www.voegol.com.br/ir

Quiet Period

In accordance with fair disclosure and corporate governance best practices, GOL started its Quiet Period on July 31, and will end immediately after the conference calls on August 10.

Conference Calls

English

August 10, 2010

9:00 am US EST

10:00 am Brasília Time

Phone.: (1 800) 860-2442 (US only)

             (1 412) 858-4600 (Other countries)

Code: GOL

Replay: (1 877) 344-7529 (US only)

             (1 412) 317-0088 (Other countries)

Code: 442791#1

Portuguese August 10, 2010 10:30 am US EST 11h30 am Brasília Time Phone.: (55 11) 2188-0155 Code: GOL Replay: (55 11) 2188-0155 Code: GOL

Participants are requested to connect ten minutes prior to the time set for the conference calls.

Slides and Webcast: A slide presentation will be available for viewing and downloading on the IR session of our website www.voegol.com.br/ir. The Conference Calls will be live broadcast over the Internet on the same website, remaining available after the event.

Replay: A conference call replay facility will be available from August 10 through August 17, 2010. In order to access the replay, dial above mentioned numbers.

Speakers:

Constantino de Oliveira Junior – President and CEO

Leonardo Porciúncula Gomes Pereira –Vice-President/CFO

Rodrigo de Macedo Alves – Head of IR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.